March 23, 2007

Mr. John Cash

Accounting Branch Chief

Division of Corporate Finance

Mail Stop 7010

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re: A.G. Edwards, Inc.

Form 10-K for the Fiscal Year Ended February 28, 2006
Form 10-Q for the Fiscal Quarter Ended May 31, 2006
Form 10-Q for the Fiscal Quarter Ended August 31, 2006
Form 10-Q for the Fiscal Quarter Ended November 30, 2006
SEC File No. 8-13580

Dear Mr. Cash,

This letter provides the response of A.G. Edwards, Inc. (the “Company”) to the comment from the staff of the Securities and Exchange Commission (the “Commission”) on the Company’s Form 10-K for the fiscal year ended February 28, 2006 and Form 10-Q for the fiscal quarters ended May 31, 2006, August 31, 2006 and November 30, 2006 contained in your letter dated February 28, 2007 addressed to Mr. Douglas L. Kelly. The Company has reprinted the Commission’s comment in bold type print, with the Company’s response following.

Form 10-K for the Fiscal Year Ended February 28, 2006

Note 10 – Commitments and Contingencies, page 50

1.

You disclose that you are a “defendant in a number of lawsuits, in some of which plaintiffs claim substantial amounts, related primarily to its securities and commodities business.” You also state that “management, after consultation with counsel, believes that resolution of all such matters will not have a material adverse effect on the consolidated balance sheet, statement of earnings or statement of cash flows of the Company, except that the Company believes, based on current knowledge and after consulting with counsel, that the impact of the matters could be material to the operating results in one or more periods.” Given this disclosure, please supplementally provide us with your analyses of materiality as it relates to the amount or range of your reasonably possible losses or additional losses. Please refer to paragraphs 9 and 10 of SFAS 5 for guidance.

Response:

Given the litigious nature of the financial services industry, we have significant experience in the process of estimating the probable liability, if any, from litigation claims and regulatory matters. The litigation and regulatory matters disclosed in our Form 10-K for the fiscal year ended February 28, 2006, are properly reserved and disclosed in accordance with SFAS 5, given, in our estimation, the probable outcomes. When we determined the reserve amount for these matters, it was based on our then current understanding of the facts and circumstances and as these matters progress through their lifecycle, we adjust the amount reserved accordingly; however, the reserves were made to amounts that were probable versus the low-end of a range of possible losses. Therefore, there is no material difference between any range of loss considered and the amount reserved.

Our reference to resolution of all such matters being material to an operating period is provided to clearly state for the readers that these are estimates and if resolution occurs through judgments or decisions, there is risk that these amounts could be greater than the reserved amounts and depending on the level of income for the period in which the matter is resolved and the possibility of multiple matters being resolved in one period, these amounts could be material to that interim period.

The Company does hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any additional questions on the above information, please contact Joseph Porter at (314) 955-3462.

Sincerely,

A.G. Edwards, Inc.

/s/ Douglas L. Kelly

Douglas L. Kelly

Chief Financial Officer

cc: Mr. Robert L. Bagby, Chief Executive Officer